Pricing Term Sheet Dated June 9, 2016	Filed pursuant to Rule 433 Issuer Free Writing Prospectus supplementing the Preliminary Prospectus Supplements dated June 7, 2016 and the Prospectus dated June 7, 2016 Registration No. 333-211901

MTS Systems Corporation

Concurrent Offerings of

1,650,000 Shares of Common Stock
(the “Common Stock Offering”)

and

1,000,000 8.75% Tangible Equity Units
(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated June 7, 2016, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and the preliminary prospectus supplement, dated June 7, 2016, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the accompanying base prospectus dated June 7, 2016, included in the Registration Statement (File No. 333-211901), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Common Stock Offering

Issuer:	MTS Systems Corporation, a Minnesota corporation (“MTS”).

Ticker / Exchange:	MTSC / NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	June 10, 2016.

Settlement Date:	June 15, 2016.

Title of Securities:	Common stock, par value $0.25 per share, of MTS (“Common Stock”).

Number of Shares of Common Stock Offered by MTS:	1,650,000 shares (or 1,897,500 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full).

Last Reported Sale Price of the Common Stock on the NASDAQ on the Pricing Date:	$42.86 per share of Common Stock.

Common Stock Public Offering Price:	$42.00 per share $69,300,000 in aggregate (or $79,695,000 if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full).

Underwriting Discount:

$2.52 per share
$4,158,000 in aggregate (or $4,781,700 if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full).

The underwriters propose to offer the shares to dealers at the Common Stock Public Offering Price less a concession not in excess of $1.51 per share.

Estimated Net Proceeds to MTS from the Common Stock Offering:

Estimated net proceeds from the sale of Common Stock by MTS in the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by MTS, will be approximately $63.7 million (or approximately $73.5 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full).

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. Piper Jaffray & Co. Sidoti & Company, LLC Wunderlich Securities, Inc.

Units Offering

Issuer:	MTS.

Trade Date:	June 10, 2016.

Settlement Date:	June 15, 2016.

Title of Securities:	8.75% Tangible Equity Units (the “Units”).

Number of Units Offered:	1,000,000 Units (or 1,150,000 Units if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Stated Amount:	Each Unit has a stated amount of $100.

Components of Each Unit:

Each Unit is comprised of two parts:

•                  a prepaid stock purchase contract (a “Purchase Contract”); and

•                  a senior amortizing note (an “Amortizing Note”), which has an initial principal amount of $23.8136 per Amortizing Note, bears interest at a rate of 6.97% per annum and has a final installment payment date of July 1, 2019.

Fair Market Value of the Units:	MTS has determined that the fair market value of each Purchase Contract is $76.1864 and the fair market value of each Amortizing Note is $23.8136.

Reference Price:	$42.00, which is the Common Stock Public Offering Price in the Common Stock Offering described above (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Threshold Appreciation Price:	$100 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which initially is approximately $50.40 and which represents an approximately 20% appreciation over the Reference Price.

Minimum Settlement Rate:	1.9841 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	2.3810 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Early Settlement Rate for Early Settlement Date occurring on or prior to July 1, 2017 (other than in connection with a Fundamental Change):

1.7857 shares of Common Stock per Purchase Contract, which is equal to 90% of the Minimum Settlement Rate (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:

The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the “mandatory settlement date”, determined using the “applicable market value” (each as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than or equal to the Reference Price	The Maximum Settlement Rate	Less than $100

Greater than the Reference Price but less than the Threshold Appreciation Price	A number of shares of Common Stock equal to $100, divided by the applicable market value	$100

Equal to or greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $100

As a result, if, on the mandatory settlement date, the applicable market value is greater than or equal to the threshold appreciation price, a holder would receive only approximately 83.3% of the appreciation in market value of the shares of Common Stock that such holder would have received had such holder purchased $100 worth of shares of Common Stock at the Common Stock Public Offering Price in the Common Stock Offering.

Early Settlement Upon a Fundamental Change

The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$15.00	$20.00	$30.00	$35.00	$37.50	$40.00	$42.00	$44.00	$46.00	$48.00	$50.40	$52.50	$55.00	$60.00	$75.00	$100.00	$125.00
June 15, 2016	1.7083	1.8158	1.862	1.8593	1.8566	1.8537	1.8514	1.8493	1.8475	1.8459	1.8444	1.8434	1.8426	1.8421	1.8469	1.8622	1.8762
July 1, 2017	1.9632	2.026	2.0197	1.9954	1.9829	1.9709	1.962	1.9538	1.9463	1.9396	1.9325	1.9271	1.9217	1.9136	1.9041	1.9085	1.9165
July 1, 2018	2.1742	2.2118	2.1851	2.1409	2.1167	2.0928	2.0745	2.0574	2.0416	2.0273	2.0121	2.0005	1.9888	1.971	1.9483	1.9465	1.9505
July 1, 2019	2.381	2.381	2.381	2.381	2.381	2.381	2.381	2.2727	2.1739	2.0833	1.9841	1.9841	1.9841	1.9841	1.9841	1.9841	1.9841

The exact stock price and effective date may not be set forth in the table above, in which case:

•                                          if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                                          if the stock price is greater than $125.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•                                          if the stock price is less than $15.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 2.3810, subject to adjustment at the same time and in the same manner as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

The Units Preliminary Prospectus Supplement is hereby amended by replacing the words “first column” in the first line of the last paragraph on page S-150 with the words “column headings” (as well as making any additional conforming changes consistent with such replacement).

Merger Termination Redemption:

In the event of a “merger termination redemption” (as defined in the Units Preliminary Prospectus Supplement), MTS will deliver the applicable redemption amount on the “merger redemption settlement date” (as defined in the Units Preliminary Prospectus Supplement).

The “redemption amount” per purchase contract means:

•                  if the “merger termination stock price” (as defined in the Units Preliminary Prospectus Supplement) is equal to or less than the reference price, an amount of cash equal to (x) $100 less (y) the applicable repurchase price (per amortizing note) for the amortizing notes; or

•                  if the merger termination stock price is greater than the reference price, a number of shares of the Common Stock equal to the merger redemption rate determined by reference to the table set forth below; provided that MTS may elect to pay cash in lieu of any or all of the shares of the Common Stock in an amount equal to such number of shares multiplied by the “redemption market value” (as defined in the Units Preliminary Prospectus Supplement); provided further, that, if MTS so elects to pay cash, MTS will specify in the merger redemption notice the number of shares of the Common Stock that will be replaced with cash.

For purposes of determining the redemption amount in the case that the merger termination stock price is greater than the reference price, the following table sets forth the “merger redemption rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each merger termination stock price set forth below:

Merger Termination Stock Price	Merger Redemption Rate
$42.00, which is equal to the Reference Price	1.9157 (the “Maximum Redemption Rate”)
$44.00	1.9118
$46.00	1.9082
$48.00	1.9048
$50.40	1.9012
$52.50	1.8983
$55.00	1.8954
$60.00	1.8908
$75.00	1.8852
$100.00	1.8888
$125.00	1.8963 (“Minimum Redemption Rate”)

The exact merger termination stock prices may not be set forth in the table above, in which case:

•                                          if the applicable merger termination stock price is between two merger termination stock prices in the table, the merger redemption rate will be determined by straight line interpolation between the merger redemption rates set forth for the higher and lower merger termination stock prices;

•                                          if the merger termination stock price is greater than $125.00 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Minimum Redemption Rate; or

•                                          if the merger termination stock price is less than $42.00 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Maximum Redemption Rate.

Initial Principal Amount of Amortizing Notes:	$23.8136 per Amortizing Note $23,813,600 in aggregate (or $27,385,640 if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Installment Payment Dates:	Each January 1, April 1, July 1 and October 1, commencing on October 1, 2016, with a final installment payment date of July 1, 2019.

Payments on the Amortizing Notes:

The Amortizing Notes will pay holders equal quarterly cash installments of $2.1875 per Amortizing Note (except for the October 1, 2016 installment payment, which will be $2.5764 per Amortizing Note), which in the aggregate will be equivalent to a 8.75% cash payment per year with respect to each $100 Stated Amount of Units. Each installment will constitute a payment of interest (at an annual rate of 6.97%) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Installment Payment Date	Amount of Principal	Amount of Interest
October 1, 2016	$2.0877	$0.4887
January 1, 2017	$1.8090	$0.3785
April 1, 2017	$1.8405	$0.3470
July 1, 2017	$1.8725	$0.3150
October 1, 2017	$1.9052	$0.2823
January 1, 2018	$1.9384	$0.2491
April 1, 2018	$1.9721	$0.2154
July 1, 2018	$2.0065	$0.1810
October 1, 2018	$2.0415	$0.1460
January 1, 2019	$2.0770	$0.1105
April 1, 2019	$2.1132	$0.0743
July 1, 2019	$2.1500	$0.0375

Repurchase of Amortizing Notes at the Option of the Holder:

If MTS elects to settle the Purchase Contracts early or in the event of a Merger Termination Redemption, holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require MTS to repurchase their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at an annual rate of 6.97%.

Units Public Offering Price:	$100 per Unit $100,000,000 in aggregate (or $115,000,000 if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

Underwriting Discount:

$3.00 per Unit
$3,000,000 in aggregate (or $3,450,000 if the underwriters of the Units Offering exercise their option to purchase additional Units in full). The underwriters propose to offer the Units to dealers at the Unit Public Offering Price less a concession not in excess of $1.80 per Unit.

Estimated Net Proceeds to MTS from the Units Offering:

Estimated net proceeds from the sale of Units in the Units Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by MTS, will be approximately $95.6 million (or approximately $110.2 million if the underwriters of the Units Offering exercise their option to purchase additional Units in full).

In connection with the pricing of the Units, MTS entered into capped call transactions with an affiliate of J.P. Morgan Securities LLC and an affiliate of Wells Fargo Securities, LLC (the “Option Counterparties”). MTS intends to use approximately $6.9 million of the net proceeds of the Units Offering to fund the cost of entering into the capped call transactions.  The capped call transactions will cover, subject to customary anti-dilution adjustments, the minimum number of shares of the Common Stock that will initially underlie the purchase contracts.  The initial strike price of the capped call transactions corresponds to the initial threshold appreciation price of the purchase contracts, subject to adjustment under the terms of the capped call transactions. The capped call transactions are expected to reduce potential dilution to the Common Stock upon any settlement of the purchase contracts, with such reduction subject to a cap. If the underwriters exercise their option to purchase additional Units, MTS may enter into additional capped call transactions with the Option Counterparties. See “Description of the concurrent capped call transactions, “Risk Factors—Risks Related to this Offering and Ownership of the Units, Separate Purchase Contracts, Separate Amortizing Notes and Common Stock—The capped call transactions may affect the value of the Units and our common stock” and “Underwriting” in the Units Preliminary Prospectus Supplement.

Joint BookRunning Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC.

CoManagers:	HSBC Securities (USA) Inc. Piper Jaffray & Co. Sidoti & Company, LLC Wunderlich Securities, Inc.

No Listing:

MTS does not intend to apply for listing of the Units, the separate purchase contracts or the separate amortizing notes on any securities exchange or for inclusion of the Units in any automated quotation system.

CUSIP for the Units:	553777 301

ISIN for the Units:	US5537773013

CUSIP for the Purchase Contracts:	553777 111

ISIN for the Purchase Contracts:	US5537771116

CUSIP for the Amortizing Notes:	553777 202

ISIN for the Amortizing Notes:	US5537772023

Changes from Preliminary Prospectus Supplements

Capitalization:

The following table sets forth MTS’s cash and cash equivalents and its capitalization as of April 2, 2016 on an as further adjusted basis to give effect to the Transactions (as such term is defined in the Preliminary Prospectus Supplements), which includes the application of the estimated proceeds from the Common Stock Offering and the Units Offering (the “Offerings”).

You should read the information in this table together with MTS’s consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in the applicable Preliminary Prospectus Supplement. See “Unaudited Pro Forma Condensed Consolidated Financial Information” in the applicable Preliminary Prospectus Supplement.

	As of April 2, 2016
(in millions, except per share data)	Actual	As adjusted for the Transactions(1)
Cash and cash equivalents(2)	$63	74
Long-term debt (including current portion)		490

Existing revolving credit facility(2)	21	—

New Senior Credit Facilities:		0
New Revolving Credit Facility(3)	—	0

New Term Loan Facility	—	490
Senior amortizing notes that are components of the Units being offered in the Tangible Equity Units Offering(4)	—	24

Total Debt	21	514
Shareholders’ Equity
Common stock, $0.25 par value; 64,000 shares authorized: 14,728 shares issued and outstanding as of April 2, 2016	3	4
Additional paid-in capital(5)	—	128
Retained earnings	254	251
Accumulated other comprehensive income (loss)	(5)	(5)
Total Shareholders’ Equity	252	378
Total Capitalization	273	892

(1)

The information in this table is not necessarily indicative of MTS’s future cash and cash equivalents, and is prepared based upon the assumptions described under Note 3 to “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information” in the applicable Preliminary Prospectus Supplement.

(2)

As of June 3, 2016, MTS had approximately $11.1 million outstanding under its existing revolving credit facility, excluding $43.5 million deposited in an escrow amount to secure the termination fee in connection with the pending acquisition of PCB Group, Inc. (the “Merger”). MTS intends to use a portion of net proceeds from the Offerings to repay amounts outstanding under its existing revolving credit facility. The remaining proceeds that had been intended to repay the $21 million that was outstanding as of April 2, 2016 will instead be applied as $9.9 million of excess cash to the balance sheet.

(3)	MTS expects to have $100 million of availability under its revolving credit facility and $21.3 million of outstanding letters of credit after giving effect to the Transactions.

(4)	Each Unit will include an Amortizing Note. Approximately 23.8% of the stated amount of the Units are represented by the Amortizing Notes.

(5)

Each Unit will include a Purchase Contract, as described in the “Description of the Purchase Contracts” in the Units Preliminary Prospectus Supplement. MTS will account for the Purchase Contracts that are components of the Units as equity and will record the initial fair value of these Purchase Contracts, net of the underwriting discounts and commissions and estimated offering expenses allocated to the Purchase Contracts as additional paid-in-capital. If the Units Offering is completed but the Merger is not consummated, MTS may redeem all, but not less than all, of the outstanding Purchase Contracts by issuing a redemption notice during the five business day period following October 31, 2016. MTS will pay a redemption price to be determined based on the Common Stock price at the time in cash or in shares of Common Stock in accordance with the terms of the Purchase Contracts. If MTS elects to redeem the Purchase Contracts, MTS may be required by the holders thereof to repurchase the Amortizing Notes at the repurchase price set forth in the Amortizing Notes.

MTS has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the SEC for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents MTS has filed with the SEC for more complete information about MTS and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the applicable prospectus supplement and the accompanying base prospectus related to the securities may be obtained from J.P. Morgan Securities LLC (at Attn: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by calling 1-866-803-9204) and Wells Fargo Securities, LLC (at Attn: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, cmclientsupport@wellsfargo.com or by calling 1-800-326-5897).

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectuses. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.